As filed with the U.S. Securities and Exchange Commission on December 30, 2010
Registration No.  333-148604

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
Evotec Aktiengesellschaft
 (Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
 (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Corporation Service Company
1133 Avenue of the Americas
Suite 3100
New York, NY 10036
(866) 403 -5272
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.	Stanford N. Goldman, Jr., Esq Daniel H. Follansbee, Esq. Eric J. Loumeau, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary bearer share of Evotec Aktiengesellschaft	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity		Face of American Depositary Receipt, top center
of deposited securities

Terms of Deposit:

	(i)	Amount of deposited securities represented	Face of American Depositary Receipt, upper right
		by one unit of American Depositary Shares	corner

	(ii)	Procedure for voting, if any, the deposited	Paragraph (12)
securities

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy	Paragraphs (3), (8) and (12)
soliciting material

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from	Paragraphs (4), (5), (10) and (13)
dividends, splits or plans of reorganization

	(vii)	Amendment, extension or termination of the	Paragraphs (16) and (17)
Deposit Agreement

	(viii)	Rights of holders of receipts to inspect the	Paragraph (3)
transfer books of the Depositary and the list
of Holders of receipts

	(ix)	Restrictions upon the right to deposit or	Paragraphs (1), (2), (4), and (5)
withdraw the underlying securities

	(x)	Limitation upon the liability of the	Paragraph (14)
Depositary

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption		Receipt Filed Herewith as Prospectus

(b)	Statement that upon effectiveness of the	Paragraph (8)
termination of Evotec Aktiengesellschaft's
reporting requirements under the Securities
Exchange Act, it shall publish information in
English required to maintain the exemption from
registration under Rule 12g3-2(b) under the
Securities Exchange Act (the “Rule 12g3-2(b)
exemption”) on its Internet Web site
(www.evotec.com.) or through an electronic
information delivery system generally available
to the public in its primary trading market and
shall comply with the other requirements of the
Rule 12g3-2(b) exemption

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of  Deposit Agreement dated as of           , 2008 among Evotec Aktiengesellschaft, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Previously filed.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 30, 2010.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Evotec Aktiengesellschaft certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamburg, Federal Republic of Germany on December 30, 2010.

Evotec AG

By:	/s/ Werner Lanthaler
Name:	Werner Lanthaler
Chief Executive Officer and Member of the Management Board

By:	/s/ Colin Bond
Name:	Colin Bond
Chief Financial Officer and Member of the Management Board

By:	/s/ Mario Polywka
Name:	Mario Polywka
Member of the Management Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to registration statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

By:	/s/Werner Lanthaler	Chief Executive Officer and	December 30, 2010
Name:	Werner Lanthaler	Member of the Management Board

By:	/s/Colin Bond	Chief Financial Officer and	December 30, 2010
Name:	Colin Bond	Member of the Management Board

By:	/s/Mario Polywka	Member of the Management Board	December 30, 2010
Name:	Mario Polywka

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Evotec Aktiengesellschaft has signed this Post-Effective Amendment to Registration Statement on Form F-6 on this December 30, 2010.

By:	/s/ Jeff Naroian
Name:	Jeff Naroian
Title:	Vice President of Business Development Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement.

(e)	Rule 466 Certification